Exhibit (12)

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (amounts in thousands)


                                                   1998       1997       1996
                                                   ----       ----       ----
Net Earnings (Loss)                               (4,779)   150,366    131,451

Add (Deduct):
         Income taxes                             15,619     88,310     77,202
         Minority interest in earnings of
           consolidated subsidiaries               4,228      4,461        -
                                                ---------  ---------  --------
Net Earnings as Defined                           15,068    243,137    208,653

Fixed Charges:
         Interest on debt                         21,254     17,654     12,649
         Interest element of rentals               3,595      3,630      3,276
                                                ---------  ---------  --------
Total Fixed Charges                               24,849     21,284     15,925

Total Adjusted Earnings Available for
   For Payment of Fixed Charges                   39,917    264,421    224,578
                                                ---------  ---------  --------
Ratio of Earnings to Fixed Charges                   1.6       12.4       14.1
                                                =========  =========  ========


For purpose of computing this ratio, "earnings" consist of (a) income from continuing operations before income taxes (adjusted for minority interest) and
(b) "fixed charges" consist of interest on debt and the estimated interest portion of rents.